EXHIBIT 16.1

[Letterhead of Deloitte]

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

Our firm was engaged as principal accountants to audit the consolidated financial statements of Metalink Ltd. (the “Registrant”) until the fiscal year ended December 31, 2016. We have read the statements set forth in Item 16F of the annual report on Form 20-F of the Registrant for the year ended December 31, 2017, and are in agreement with the statements made by the Registrant contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Item 16F.

Very truly yours,

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

April 23, 2018